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CUSIP No. 685932105                SCHEDULE 14A                    Page 1 of 29
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                                  SCHEDULE 14A
                                 (RULE 14A-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

                PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

Filed by the registrant [ ]

Filed by a party other than the registrant [X]

Check the appropriate box:

[X] Preliminary proxy statement.

[ ] Confidential, for use of the Commission only (as permitted by Rule
    14a-6(e)(2).

[ ] Definitive proxy statement.

[ ] Definitive additional materials.

[ ] Soliciting material under Rule 14a-12.

                          OREGON TRAIL FINANCIAL CORP.
         --------------------------------------------------------------
                (Name of Registrant as Specified in its Charter)

                               THE STILWELL GROUP
 ------------------------------------------------------------------------------
     (Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

         (1) Title of each class of securities to which transaction applies:

         (2) Aggregate number of securities to which transaction applies:

         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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CUSIP No. 685932105                SCHEDULE 14A                    Page 2 of 29
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         (4) Proposed maximum aggregate value of transaction:

         (5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1) Amount Previously Paid:

         (2) Form, Schedule or Registration Statement No.:

         (3) Filing Party:

         (4) Date Filed:

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CUSIP No. 685932105                SCHEDULE 14A                    Page 3 of 29
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                                                               Preliminary Copy


                          OREGON TRAIL FINANCIAL CORP.
             ------------------------------------------------------

                         ANNUAL MEETING OF SHAREHOLDERS
                                August ___, 2001

             ------------------------------------------------------

               PROXY STATEMENT OF THE STILWELL GROUP ("THE GROUP")

             ------------------------------------------------------

                                IN OPPOSITION TO
                 THE MANAGEMENT OF OREGON TRAIL FINANCIAL CORP.

             ------------------------------------------------------

                     WHY YOU WERE SENT THIS PROXY STATEMENT

This Proxy Statement and accompanying WHITE proxy card are being furnished to holders (the "Shareholders") of the common stock, par value $.01 per share (the "Common Stock"), of Oregon Trail Financial Corp., an Oregon corporation (the "Company"), in connection with the solicitation of proxies (the "Proxy Solicitation") by The Stilwell Group ("the Group", "we" or "us"). The Company has not yet announced the date, time and place of the Annual Meeting of Shareholders (the "Annual Meeting"), nor has the Company yet announced the record date (the "Annual Meeting Record Date") for Shareholders entitled to notice of and to vote at the Annual Meeting. The Group anticipates that the Company's proxy statement for the Annual Meeting, when it becomes available, will contain the date, time and place of the Annual Meeting and the Annual Meeting Record Date. The Company's principal executive offices are located at 2055 First Street, Baker City, Oregon 97814.

At the Annual Meeting, the Company will be seeking (1) the election of two directors for a term of three years, or until their successors have been elected and qualified and (2) the ratification of the appointment of Deloitte & Touche LLP as independent auditors.

The Stilwell Group, members of which own, as of the date of this Proxy Statement, an aggregate of 290,800 shares of Common Stock, is the Company's largest shareholder. We seek to elect one candidate, Mr. Kevin D. Padrick (the "Group Nominee"), to the Company's Board of Directors (the "Board"). The Stilwell Group is soliciting the votes of other Shareholders in favor of the election of the Group Nominee. Our solicitation of votes is in opposition to the directors nominated for election by management. We believe the election of the Group Nominee will send a strong message to the Company and to management. We also believe that if the Group Nominee is elected to the Board of Directors, he will be able to encourage the Company to take steps to increase shareholder value and to monitor closely management's progress with respect to enhancing shareholder value. However, there can be no assurance that the election of the Group Nominee will result in maximizing shareholder value.

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CUSIP No. 685932105                SCHEDULE 14A                    Page 4 of 29
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The Stilwell Group consists of Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Value LLC, a Delaware limited liability company which is the general partner of Stilwell Value Partners II and Stilwell Associates ("Stilwell Value LLC"); and Joseph Stilwell, individually and as the managing and sole member of Stilwell Value LLC. Additional information concerning The Stilwell Group is set forth under the heading "Certain Information Regarding the Participants". This Proxy Statement and WHITE proxy card are being first mailed or furnished to Shareholders on or about June __, 2001.

Remember, your last dated proxy is the only one that counts, so return the WHITE proxy card even if you delivered a prior proxy. We urge you not to return any proxy card sent to you by the Company.

Your vote is important, no matter how many or how few shares you hold. If your shares are held in the name of a brokerage firm, bank or nominee, only that brokerage firm, bank or nominee can vote your shares and then only upon receipt of your specific instructions. Accordingly, please return the WHITE proxy card in the envelope provided by your bank or broker or contact the person responsible for your account and give instructions for your shares to be voted for the Group Nominee.

If your shares are registered in more than one name, the WHITE proxy card should be signed by all the registered owners to ensure that all shares are voted for the Group Nominee.

We anticipate that the Company's proxy statement, when it becomes available, will include a full description of management's proposals, the securities ownership of the Company, the share vote required to ratify or approve each proposal and to elect the directors, the background of the Company's nominees for the Board, information about the Company's officers and directors, including compensation, information about the ratification of the appointment of Deloitte & Touche LLP as independent auditors, stock price performance and the date by which Shareholders must submit proposals for inclusion in the next Annual Meeting.

Holders of record of shares of Common Stock on the Annual Meeting Record Date are urged to submit a proxy even if your shares have been sold after that date. The Group anticipates that the Company's proxy statement for the Annual Meeting, when it becomes available, will contain the number of shares of Common Stock outstanding as of the Annual Meeting Record Date. Each share of Common Stock is entitled to one vote at the Annual Meeting.

If you have any questions or need assistance in voting your shares, please call:

                              D.F. King & Co., Inc.
                                 77 Water Street
                               New York, NY 10005
                         (Call Toll Free (800) 207-3159)

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CUSIP No. 685932105                SCHEDULE 14A                    Page 5 of 29
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                           OUR GOAL IS TO MAXIMIZE THE
                          VALUE OF THE COMPANY'S STOCK
                              FOR ALL SHAREHOLDERS.

The Group believes its fellow Shareholders have this same goal. We believe that the best way to maximize shareholder value is for the Company to be sold. In order to accomplish a sale of the Company, the Group believes an investment banking firm should be retained to evaluate the prospects of selling the Company at a premium to book value by, among other things, providing analyses, opinions or reports with respect to such sale. The Group has not independently performed or commissioned any such analyses, opinions or reports. We believe the Company has a responsibility to its shareholders to do so. We also believe that the Company should aggressively pursue its share repurchase program to acquire its stock at prices lower than book value. We believe the only way shareholders can be assured that the Group's proposals receive appropriate consideration is through Board representation.

         WE BELIEVE A VOTE FOR THE GROUP NOMINEE IS A VOTE TO BEGIN THE PROCESS TO SELL THE COMPANY. WE BELIEVE SUCH A SALE IS OPPOSED
                      BY THE CURRENT BOARD AND MANAGEMENT.

We believe management and the current Board of Directors are opposed to a sale of the Company. Since November 7, 2001, when the Group filed its initial
Schedule 13D, we have expressed our opinion in each of our filings that management should retain an investment banking firm and explore a sale of the Company in order to maximize shareholder value. We reiterated this belief at a meeting held with Messrs. Berniel L. Maughan and Stephen R. Whittemore, the President and the Chairman of the Board, respectively, on January 25, 2001, at the Company's headquarters. At this meeting, we requested that the Company add two of the Group's nominees to the Board. In a Form 8-K filed on February 15, 2001, the Company announced its rejection of our proposal. The Form 8-K quoted the Chairman of the Board as saying: "Although the Board seeks input and suggestions from our shareholders, we believe directors should represent all shareholders and not be obligated to just one shareholder, particularly when Mr. Stilwell's stated objective is to force the Company to sell. This past summer we hired a new management team who have since implemented a number of strategic initiatives to improve the Company's performance. We believe that shareholder values can be better enhanced by completing the implementation of these initiatives."

Based on these public statements, we believe that the current Board of Directors has rejected even seriously exploring a sale alternative. Instead, we believe the Board is focused solely on its "strategic initiatives."

If elected, the Group Nominee is committed to acting in the best interest of the Shareholders and, subject to his fiduciary duties as a director of the Company, will work diligently toward a sale of the Company. We believe such a sale is advisable for several reasons. First, we believe there currently exists a positive climate for small thrifts to be purchased by larger financial institutions. The Company is one of only two thrifts in Oregon. In addition, the Company's return on average equity, or ratio of earnings per share to average book value per share ("ROE"), has been below 5% since the Company became a public company in 1998. According to the June 18, 2001 edition of Barron's Market Week, the yield on Barron's index of medium grade corporate bonds was 7.70%. A medium grade corporate bond is issued by a higher rated issuer than the Company, which is unrated. Therefore, the Company's ROE is below the comparable rate of return yielded by lower-risk senior securities.

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CUSIP No. 685932105                SCHEDULE 14A                    Page 6 of 29
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If a sale of the Company is not possible at a premium to book value, the Group
Nominee, although he has not yet formulated specific plans for doing so, will work to increase the Company's earnings, earnings per share and deposits. In addition, the Group Nominee will, subject to his fiduciary duties as a director of the Company, strongly recommend that the Company aggressively pursue its stock repurchase program at prices below book value. In a sale, the Board would have to determine a satisfactory price, which could be either all cash or a combination of cash and stock. Such a sale would also have to be submitted to the Shareholders for their vote and approval.

Each Shareholder should be aware that in the present election the Group is seeking to elect one director to the Board. To accomplish the Group's goal, the Group Nominee, if elected, will need the cooperation of at least three of the Company's other directors. We believe the Group Nominee's presence on the Board, and the action of the Shareholders in electing him to the Board, will send a strong message to the Company and the remaining directors regarding the desire of the Shareholders to maximize shareholder value. If elected, the Group Nominee will be able to closely monitor management's progress with respect to enhancing shareholder value from his position on the Board.

Shareholders should also be aware that this election has nothing to do with the election of directors to Pioneer Bank, a federal savings bank (the "Association") and wholly owned banking subsidiary of the Company. The present directors of the Company, even if the Group Nominee wins this election, will still be able to appoint the board of directors of the Association, including the Company's nominees, even if they lose the election.

                    WE BELIEVE THE CURRENT BOARD OF DIRECTORS
                            HAS NOT SHOWN AN ABILITY
                        TO MANAGE THE COMPANY EFFECTIVELY
                   OR TO TAKE THE AGGRESSIVE STEPS NECESSARY
                         TO MAXIMIZE SHAREHOLDER VALUE.

The current Board has been in place since the Company became a public company in 1998. During that time, the Company has had three different senior management teams. During this same period, the Company has produced a return on average equity below 5% in every year. In fact, ROE has declined in each of the last two fiscal years. We believe ROE is one of best and most basic standards by which to measure how profitably shareholder capital is employed by management, and therefore to judge a thrift's performance. The table below lists the Company's annual ROE.

                    ----------------------------------------
                    Fiscal Year              ROE
                    ----------------------------------------
                    1998*                    4.46% (1)
                    ----------------------------------------
                    1999                     4.90% (1)
                    ----------------------------------------
                    2000                     4.60% (1)
                    ----------------------------------------
                    2001                     3.09% (2)
                    ----------------------------------------

 *  Annualized for one quarter as a public company
(1) As reported by SNL Securities
(2) As reported in the Company's Form 8-K filed May 17, 2001

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CUSIP No. 685932105                SCHEDULE 14A                    Page 7 of 29
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On January 19, 2001, just over two months after we filed our initial Schedule
13D encouraging the Board to take action to maximize shareholder value, the Company announced a restructuring program. However, in announcing this plan, management projected that, in the best case, earnings for the current fiscal year would result in less than a 7% ROE. The Group still considers this to be unacceptably low and believes that more aggressive steps, such as a sale of the Company and aggressive share repurchases, can produce more value for the Shareholders.

During the period from April 1, 2000 through March 31, 2001, the market price per share of the Common Stock ranged from $8.94 to $14.38. This price range was significantly below the March 31, 2000 book value per share of $16.01 reported by the Company. We believe that the appropriate response in such a situation is to engage in substantial share repurchases at prices less than book value. We believe that share repurchases at discounts to book value improve ROE, book value, and franchise value. Despite this significant market opportunity and the Company's announced commitment to "increase earnings per share through stock repurchases while shares trade at significant discounts to book value," the Company repurchased, net of new share issuances, less than 10,000 shares -- approximately 3/10 of 1% of outstanding shares -- during the period from April 1, 2000 through March 31, 2001. We believe that the Company's failure to repurchase, net of new share issuances, a significant number of shares through its share repurchase program is another indication that the current Board is unwilling or unable to take the steps necessary to maximize shareholder value.

If the Company is not able to be sold for greater than book value (which as of March 31, 2001 was $17.38 per share, as reported in the Company's Form 8-K filed May 17, 2001), the Group Nominee will, subject to his fiduciary duties as a director of the Company, support an aggressive repurchase of shares at prices below book value until a buyer can be found who will pay greater than book value for the Company. While there is no assurance that a buyer will be located to purchase the Company at a premium to book value, share repurchases at a discount to book value, as recommended by the Group, have the effect of increasing earnings per share and book value for all remaining shares.

      THE STILWELL GROUP'S PREVIOUS EXPERIENCE MAXIMIZING SHAREHOLDER VALUE

Members of the Group have made Schedules 13D filings with respect to three other financial institutions that were sold shortly after the Group's respective filings. In each Schedule 13D filing, members of the Group actively encouraged management of each of these companies to take steps to maximize shareholder value. While there can be no assurance that the Group's Schedule 13D filings caused the sale of these companies, the Group believes its filings may have been a factor in or played some role in such sales.

With respect to Security of Pennsylvania Financial Corp. ("Pennsylvania Financial"), the Group filed its initial Schedule 13D on May 9, 2000. Thereafter, the Group scheduled a meeting with senior management of the company in order to discuss maximizing short and long-term value of Pennsylvania Financial's assets. On June 2, 2000, prior to the scheduled meeting, Pennsylvania Financial publicly announced its sale to Northeast Pennsylvania Financial Corp.

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CUSIP No. 685932105                SCHEDULE 14A                    Page 8 of 29
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With respect to Cameron Financial Corp. ("Cameron"), the Group filed its initial
Schedule 13D on July 7, 2000, approximately one month after another shareholder filed a Schedule 13D reporting that such shareholder had purchased shares of Cameron for investment purposes, believed the shares were undervalued and had asked Cameron's management to repurchase such shares. On August 10, 2000, the Group met with Cameron's management and demanded that they invite the nominees of the Group to join the Board. On September 7, 2000, the Group wrote to other Cameron shareholders to express their dismay with management. On October 6, 2000, approximately three months after the Group's initial Schedule 13D filing, Cameron publicly announced its sale to Dickinson Financial.

With respect to Community Financial Corp. ("Community Financial'), the Group filed its initial Schedule 13D on January 4, 2001, reporting that it acquired shares of Community Financial after the company announced the sale of two of its four subsidiary banks and its intent to sell one or more of its remaining two subsidiaries. On January 25, 2001, Community Financial announced the sale of another subsidiary bank. On January 29, 2001, the Group disclosed its intent to nominate alternate candidates to the company's board of directors if Community Financial did not enter into a sale of its remaining subsidiary bank before its annual meeting of shareholders. On March 8, 2001, the Group confirmed in writing that it was requesting Community Financial to invite a nominee of the Group to join the Board. On March 27, 2001, the Group wrote to Community Financial confirming that the company had agreed to meet with the Group's nominee during the first week of April. On March 30, 2001, Community Financial publicly announced the sale of its last remaining subsidiary to First Financial Corporation.

The following table lists the closing price of each company's stock the day before the Group filed its initial Schedule 13D and the sale price per share as announced by each company. All sales were for cash.

-------------------------------------------------------------------------------------------------------------------------
Company                                          Closing Price Per       Sale Price Per Share   Difference Between
                                                 Share on Day Before     of Company             Closing Price Per Share
                                                 Schedule 13D Filed                             and Sale Price Per
                                                                                                Share (%)
-------------------------------------------------------------------------------------------------------------------------
Security of Pennsylvania Financial Corp.         $10.25                  $17.50                 70.7%
(AMEX: SPN)
(Buyer:  Northeast PA Financial Corp.)
-------------------------------------------------------------------------------------------------------------------------
Cameron Financial Corp. (NASDAQ: CMRN)           $16.38                  $20.75                 25.2%
(Buyer:  Dickinson Financial)
-------------------------------------------------------------------------------------------------------------------------
Community Financial Corp. (NASDAQ: CFIC)         $11.13                  $15.00 (1)             34.8% (1)
(Buyer:  First Financial Corp.)
-------------------------------------------------------------------------------------------------------------------------

(1) These figures are estimates. CFIC's sale announcement stated $15.00 as an approximate price per share, subject to adjustments at closing. The sale is not expected to close until late summer or early fall of 2001.

There is no guarantee that the Company can be sold for a premium equal to or greater than the premium paid for the other commercial banks and thrifts mentioned in this Proxy Statement. There is also no guarantee that the Company can be sold at all.

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CUSIP No. 685932105                SCHEDULE 14A                    Page 9 of 29
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                  LITIGATION BETWEEN THE GROUP AND THE COMPANY

On January 5, 2001, Stilwell Associates commenced a lawsuit against the Company in the Circuit Court of the State of Oregon for the County of Baker requesting that the Court issue an alternative writ of mandamus commanding the Company to either turn over the record of shareholders previously requested by Stilwell Associates, or to appear before the Court to show cause why it had not turned over the documents to Stilwell Associates. The suit also sought, pursuant to Oregon law, all of Stilwell Associates' attorneys' fees and costs incurred in seeking the requested documents. On January 8, 2001, Circuit Judge Gregory L. Baxter issued an order allowing an alternative writ of mandamus, scheduling the show cause hearing for January 12, 2001. The Company moved to dismiss the proceeding, claiming it had produced the requested documents and alleging that it was not required to produce a Cede list or a NOBO list. The show cause hearing was held on May 5, 2001, before Judge Baxter, who reserved the matter for a ruling.

On February 16, 2001, Stilwell Associates filed a lawsuit against Charles Henry Rouse, a director of the Company. This lawsuit seeks a judgment to remove Mr. Rouse from the Board, alleging Mr. Rouse violated the residency requirement contained in the Company's bylaws when he moved his primary residence away from the Company's market area. The lawsuit also seeks the maximum fine against Mr. Rouse under the Oregon Code for violation of the applicable statute. The Company's counsel is defending Mr. Rouse. Discovery between the parties is proceeding. Trial of the matter is scheduled to be held in September 2001.

On May 8, 2001, Stilwell Associates sent a letter to the Company demanding that the Company remove Edward H. Elms from the Board, alleging that he gave false deposition testimony in the above-mentioned Rouse lawsuit. The demand letter alleged that during the course of the deposition, Elms intentionally testified falsely with respect to three material issues in the Rouse lawsuit. The demand letter further alleged that the intentional giving of false testimony constitutes a crime under Oregon law, constitutes fraudulent or dishonest conduct and that the removal of defendant Elms is in the best interests of the Company. The Company did not comply with the demand within the letter's deadline. On May 22, 2001, a derivative action was filed by Stilwell Associates in the U.S. District Court for the District of Oregon seeking to remove Mr. Elms. In the suit, Stilwell Associates seeks to recover its reasonable attorneys' fees from Mr. Elms on the grounds that the action is a derivative suit that will benefit the Company.

On May 29, 2001, the Company and Mr. Elms filed their answer, defenses, affirmative defenses, counterclaims and third-party complaint against the Group. The Company and Mr. Elms denied the material allegations of the complaint. Additionally, four counterclaims and third-party claims were asserted against the Group. Two of the counterclaims and third-party claims allege that the May 8, 2001 Schedule 13D and demand letter attached thereto contained defamatory statements against Elms and the Company. The Company and Mr. Elms maintain that Mr. Elms did not commit perjury and that the May 8, 2001 Schedule 13D and demand letter attached thereto is false and misleading. The other two counterclaims and third-party claims charge the Group with filing an incomplete, inaccurate and misleading Schedule 13D because the Group's May 8, 2001 Schedule 13D attached the demand letter which the Company and Mr. Elms claim is defamatory. The prayer for relief seeks unspecified damages and an order requiring the Group to make a corrective amendment to its Schedule 13D and enjoining the Group from purchasing additional stock, exercising voting rights, soliciting proxies, and acting as a group to exercise control over the Company. The Group believes that the allegations contained in the counterclaims and third-party claims are without merit.

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CUSIP No. 685932105                SCHEDULE 14A                    Page 10 of 29
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The Group Nominee will support the recoupment of legal fees and expenses advanced by the Company on behalf of any director who is subsequently found to have engaged in improper conduct. If necessary, the Group Nominee will support legal action to recover these fees and expenses. The Group intends to continue its legal actions against Messrs. Rouse and Elms even if the Group Nominee is elected to the Board.

                          ELECTION OF THE GROUP NOMINEE

The Board currently consists of six members. Two seats on the Board are up for election at the Annual Meeting.

At the Annual Meeting, the Group will seek to elect Mr. Kevin D. Padrick, who has consented to being named in this Proxy Statement and to serving as a director on the Board if elected, to fill one of the open director seats, in opposition to one of the Company's nominees. The election of Mr. Padrick requires the affirmative vote of a plurality of the votes cast. If elected, Mr. Padrick would be entitled to serve a three-year term. Mr. Padrick, an Oregon resident, is an attorney and business consultant with experience in the area of troubled institutions. We believe he would be strong addition to the Board.

When you return the Group's WHITE proxy card you are voting for Mr. Padrick.

KEVIN D. PADRICK
Kevin D. Padrick, an attorney, is a consultant for businesses in need of an individual with a background in both business and law. He holds a B.S. (with honors) from the University of Santa Clara, an M.B.A. (with honors) from the University of Santa Clara Business School and a J.D. (with highest honors) from the University of Santa Clara Law School. From 1979 through 1994, Mr. Padrick practiced bankruptcy law, first as an associate and then as a partner, with Miller Nash LP, one of the largest law firms in Portland, Oregon. He formed the bankruptcy department in the firm's Portland office. Mr. Padrick left the firm to start his own business and has since operated, among others, consulting, construction, and transportation businesses.

In September 1998, Mr. Padrick was hired as a consultant by Southern Pacific Funding Corporation ("Southern Pacific") to evaluate strategic options available to the company with respect to its indebtedness. Prior to Southern Pacific's filing on October 1, 1998 of a Chapter 11 petition under the Federal bankruptcy laws, Mr. Padrick was hired by the company as an executive officer. As an Executive Vice President and later as President of Southern Pacific through July 1999, Mr. Padrick worked to maximize the return to creditors of the company, which had $4 billion in filed claims. He directed the sale of Southern Pacific to Goldman Sachs, and on July 12, 1999, obtained confirmation by the United States Bankruptcy Court for the District of Oregon of a plan of reorganization of the company, which was the largest Chapter 11 case in the history of Oregon at the time.

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CUSIP No. 685932105                SCHEDULE 14A                    Page 11 of 29
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As a consultant, Mr. Padrick's assignments have included being retained by
Goldman Sachs to assist in a residual interest loan purchase involving $5 billion in mortgage loans, structuring the sale of a distributor of pet products, providing consulting services to a start-up companies, and providing advisory services to Riverbend Limited Partnership on the Old Mill District reclamation project. Mr. Padrick is a member of the Bars of the States of Oregon, Alaska, Colorado and Washington. He is 45 years old and resides at 15 Quelah, Sunriver, Oregon 97707, which is in a county which qualifies under the Company's residency requirement. His business address is 15 Quelah, Sunriver, OR 97707, and the name of his business is K2 Enterprises, LLC.

Mr. Padrick, Stilwell Value Partners II and Stilwell Associates are parties to two agreements under which Mr. Padrick has consented to be nominated to and sit on the Board, and Stilwell Value Partners II has agreed to grant Mr. Padrick options on 20,000 shares of Common Stock, at a purchase price of $14.05 per share, which will vest in two portions of 10,000 each: (i) on the date after the Annual Meeting, provided that prior to such date either (i) Mr. Padrick's name has been publicly disclosed by the Group as a nominee or potential nominee for the Board or (ii) the Group has sent the Company a notice of nomination in accordance with the provisions of the Company's By-laws and (ii) on the date Mr. Padrick is seated on the Board. Alternatively, all of Mr. Padrick's options will vest if he is seated on the Board of Directors by invitation of the Company and Stilwell Value Partners II consents in writing to such invitation. Upon vesting, the options will be exercisable in whole or in part at any time within the 18 months following the Annual Meeting, unless, among other things, Mr. Padrick withdraws from election for or resigns or is removed from the Board. In addition, Stilwell Value Partners II has agreed to reimburse Mr. Padrick for his expenses incurred in connection with his nomination to the Board and indemnify and hold Mr. Padrick harmless for all damages and claims which may arise in connection with being nominated to the Board. Copies of these agreements are annexed hereto as Appendix C.

If Mr. Padrick is unable to serve as a director, Joseph Stilwell and Spencer L. Schneider, named as proxies on the attached WHITE card, will vote for the election of another nominee as may be proposed by the Group.

Two directors are to be elected at the Annual Meeting. Since the Group is only proposing one nominee, if the Group Nominee is elected, one of the Company's nominees will also be elected. We are also soliciting authority to vote for one of the nominees being sponsored by the Company. Although we are not permitted to state affirmatively who we intend to vote for, we can tell you that if you grant us authority to vote for one of the Company's nominees, we will NOT vote for Mr. John A. Lienkaemper. If you vote on our WHITE proxy card, you have the opportunity to withhold authority to vote for the Company's remaining nominee by writing his name on the WHITE proxy card in the space provided. For information regarding the Company's nominees for election as directors, please refer to the Company's proxy statement, when it becomes available. There can be no assurance that the Company's nominee will serve if elected with our nominee.

                                    AUDITORS

The Group supports the ratification of the appointment of Deloitte & Touche LLP, as independent accountants for the Company for the fiscal year ending March 31, 2002.

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CUSIP No. 685932105                SCHEDULE 14A                    Page 12 of 29
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                 CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Except as described herein, neither any Group member nor the Group Nominee is now, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies). Stilwell Value LLC, as general partner of Stilwell Value Partners II and Stilwell Associates, is entitled to an allocation of profits and income.

Except as described herein, there are no material proceedings to which any Group member, the Group Nominee, or any associate of any Group member or the Group Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described herein, neither any Group member, the Group Nominee, nor any associate of any Group member or the Group Nominee has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a shareholder of the Company, or with respect to the Group Nominee, as a nominee for director.

Except as described herein, neither any Group member, the Group Nominee nor any associate of any Group member or the Group Nominee (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (4) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

Neither any Group member, the Group Nominee nor any associate of any Group member or the Group Nominee has, during the past 10 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Additional information concerning The Stilwell Group and the Group Nominee, including, but not limited to, beneficial ownership of and transactions in the Common Stock, is set forth in Appendices A and B hereto. Each of the individuals listed on Appendix A attached hereto is a citizen of the United States.

                                  OTHER MATTERS

The Group anticipates that the Company's proxy statement, when it becomes available, will contain information regarding (1) securities ownership of certain beneficial owners and management; (2) the committees of the Board; (3) the meetings of the Board and all committees thereof; (4) the background of the Company's nominees for the Board; (5) the compensation and remuneration paid and payable to the Company's directors and management; (6) stock price performance;
(7) voting procedures, including the share vote required for approval or election, at the Annual Meeting and (8) the submission of shareholder proposals at the Company's 2002 annual meeting of shareholders. The Group has no knowledge of the accuracy of the Company's disclosures in its proxy materials.

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CUSIP No. 685932105                SCHEDULE 14A                    Page 13 of 29
--------------------------------------------------------------------------------


                             SOLICITATION; EXPENSES

Proxies may be solicited by the Group by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Phone calls will be made to individual Shareholders by Joseph Stilwell and certain of his administrative personnel and employees of D.F. King & Co., Inc. Mr. Stilwell will be principally responsible for soliciting proxies for the Group and certain of his administrative personnel will perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Group's solicitation material to their customers for whom they hold shares and the Group will reimburse them for their reasonable out-of-pocket expenses. The Group has retained D.F. King & Co., Inc. to assist in the solicitation of proxies and for related services. The Group will pay D.F. King & Co., Inc. a fee of up to $20,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Group has agreed to indemnify D.F. King & Co., Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. The Securities and Exchange Commission deems such an indemnification to be against public policy. Approximately 20 persons will be used by D.F. King & Co., Inc. in its solicitation efforts.

The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by the Group.

Although no precise estimate can be made at the present time, the Group currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Group will be approximately $75,000, of which approximately $10,000 has been incurred to date. The Group intends to seek reimbursement from the Company for those expenses incurred by the Group in connection with this Proxy Solicitation, as well as all expenses incurred by the Group since the filing of its initial Schedule 13D in relation to the Company (including legal expenses associated with the aforementioned litigation), if the Group Nominee is elected, but does not intend to submit the question of such reimbursement to a vote of the Shareholders. The total of such costs is estimated to be between $200,000-$300,000, of which approximately $100,000 has been incurred to date.

                        VOTING AND REVOCATION OF PROXIES

For the proxy solicited hereby to be voted, the enclosed WHITE proxy card must be signed, dated, and returned to the Group, c/o D.F. King & Co., Inc. in the enclosed envelope in time to be voted at the Annual Meeting. If you wish to vote for the Group Nominee, you must submit the enclosed WHITE proxy card and must NOT submit the Company's proxy card. If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed WHITE proxy card. If you later vote on the Company's proxy card (even if it is to withhold authority to vote for the Company's nominees ), you will revoke your previous vote for the Group Nominee. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

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CUSIP No. 685932105                SCHEDULE 14A                    Page 14 of 29
--------------------------------------------------------------------------------


Execution of a WHITE proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation; (ii) submitting a duly executed proxy bearing a later date to the Group; or (iii) attending and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

Although a revocation will be effective if delivered only to the Company, the Group requests that either the original or a copy of all revocations be mailed to The Stilwell Group c/o D.F. King & Co., Inc. at the address set forth on the back page of this Proxy Statement, so that the Group will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of the Group Nominee as a director have been received. The Group may contact shareholders who have revoked their proxies.

Shares of Common Stock represented by a valid, unrevoked WHITE proxy card will be voted as specified. You may vote for the Group Nominee or withhold authority to vote for the Group Nominee by marking the proper box on the WHITE proxy card. Shares represented by a WHITE proxy card where no specification has been made will be voted for the Group Nominee and for Deloitte & Touche LLP, as auditors.

Except as set forth in this Proxy Statement, the Group is not aware of any other matter to be considered at the Annual Meeting. The persons named as proxies on the enclosed WHITE proxy card will, however, have discretionary voting authority as such proxies regarding any other business that may properly come before the Annual Meeting. The proxies may exercise discretionary authority only as to matters unknown to the Group a reasonable time before this Proxy Solicitation.

If your shares are held in the name of a brokerage firm, bank or nominee, only such brokerage firm, bank or nominee can vote such shares and only upon receipt of your specific instructions. Accordingly, please promptly contact the person responsible for your account at such institution and instruct that person to execute and return the WHITE proxy card on your behalf. You should also promptly sign, date and mail the voting instruction form (or WHITE proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted. If any of your shares were held in the name of a brokerage firm, bank or nominee on the Annual Meeting Record Date, to revoke your proxy you will need to give appropriate instructions to such institution. IF YOU DO NOT GIVE INSTRUCTIONS TO YOUR BROKER OR OTHER NOMINEE, YOUR SHARES WILL NOT BE VOTED.

Only holders of record of Common Stock on the Annual Meeting Record Date will be entitled to vote at the Annual Meeting. If you are a Shareholder of record on the Annual Meeting Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Annual Meeting Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Annual Meeting Record Date, or grant a proxy to vote such shares on the WHITE proxy card, even if you sell such shares after such date.

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CUSIP No. 685932105                SCHEDULE 14A                    Page 15 of 29
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The Group believes that it is in your best interest to elect the Group Nominee as a director at the Annual Meeting. THE GROUP STRONGLY RECOMMENDS A VOTE FOR
THE GROUP NOMINEE AS WELL AS A VOTE FOR THE PROPOSED AUDITORS.

                               THE STILWELL GROUP


                              I M P O R T A N T !!!

If your shares are held in "Street Name" only your bank or broker can vote your shares and only upon receipt of your specific instructions. Accordingly, please promptly contact the person responsible for your account at such institution and instruct that person to execute and return the WHITE proxy card on your behalf. You should also promptly sign, date and mail the voting instruction form (or WHITE proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted.

If you have any questions, or need further assistance, please call Joseph Stilwell at 212-269-5800, or our proxy solicitor: D.F. King & Co., Inc., 77 Water Street, New York, NY 10005, at 800-207-3159.

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CUSIP No. 685932105                SCHEDULE 14A                    Page 16 of 29
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                                   APPENDIX A

                       THE STILWELL GROUP AND ITS NOMINEE

The participants who comprise the Group own in the aggregate 290,800 shares of Common Stock, representing approximately 8.7% of the shares outstanding, and are as follows:

Stilwell Value LLC ("Stilwell Value LLC") is a Delaware limited liability company organized to invest in securities, whose principal and executive offices are located at 26 Broadway, New York, New York 10004. Joseph Stilwell is the managing and sole member of Stilwell Value LLC and has sole discretion and voting authority with respect to its investment in securities.

Stilwell Value Partners II, L.P. ("Stilwell Value Partners II") is a Delaware limited partnership organized to invest in securities, whose principal and executive offices are located at 26 Broadway, New York, New York 10004. Stilwell Value LLC is the general partner of Stilwell Value Partners II, and Joseph Stilwell has sole discretion and voting authority with respect to its investment in securities.

Stilwell Associates, L.P. ("Stilwell Associates") is a Delaware limited partnership organized to invest in securities, whose principal and executive offices are located at 26 Broadway, New York, New York 10004. Stilwell Value LLC is the general partner of Stilwell Associates, and Joseph Stilwell has sole discretion and voting authority with respect to its investment in securities.

Joseph Stilwell is an investment manager and is the sole managing member of Stilwell Value LLC. His business offices are located at 26 Broadway, New York, New York 10004.

Kevin D. Padrick is a business consultant and member of the Bar in Oregon and Colorado. His business address is located at 15 Quelah, Sunriver, OR 7707.

Spencer L. Schneider is an attorney engaged in private practice. His business offices are located at 145 Hudson Street, New York, New York 10013.

The following table sets forth information regarding holdings of Common Stock by members of the Group (who together constitute a "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934):

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CUSIP No. 685932105                SCHEDULE 14A                    Page 17 of 29
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
Participant and Address                        Shares Held        Percent of Class     Shares Held By Non-Participant
                                               Beneficially                                      Associates
-------------------------------------------------------------------------------------------------------------------------
Stilwell Value LLC                               290,800                8.7%                        None
26 Broadway
New York, New York 10004
-------------------------------------------------------------------------------------------------------------------------
Stilwell Value Partners II, L.P                  290,800                8.7%                        None
26 Broadway
New York, New York 10004
-------------------------------------------------------------------------------------------------------------------------
Stilwell Associates, L.P
26 Broadway
New York, New York 10004                         290,800                8.7%                        None
-------------------------------------------------------------------------------------------------------------------------
Joseph Stilwell                                  290,800                8.7%                        None
26 Broadway
New York, New York 10004
-------------------------------------------------------------------------------------------------------------------------

Mr. Padrick does not beneficially own any shares of the Common Stock. As described in this proxy statement, Stilwell Value Partners II has granted Mr. Padrick options to purchase up to 20,000 shares, which options are not yet vested or exercisable.

Mr. Schneider does not beneficially own any shares of the Common Stock.

No member of the Group owns any shares of the Common Stock of record but not beneficially.

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CUSIP No. 685932105                SCHEDULE 14A                    Page 18 of 29
--------------------------------------------------------------------------------


                                   APPENDIX B

                        Transactions in the Common Stock


The following transactions are the only transactions during the past two years with regard to any Group member:

Stilwell Value Partners II, L.P.

----------------------------------------------------------------------------------------------------
        Date                      Number of Shares           Price Per Share ($)      Total Cost ($)
----------------------------------------------------------------------------------------------------
             08/15/00                        8,000                     10.7500            86,000.00
----------------------------------------------------------------------------------------------------
             08/15/00                       10,000                     10.8125           108,125.00
----------------------------------------------------------------------------------------------------
             08/17/00                        2,500                     10.7500            26,875.00
----------------------------------------------------------------------------------------------------
             08/22/00                        4,000                     11.0625            44,250.00
----------------------------------------------------------------------------------------------------
             08/23/00                        6,000                     11.1875            67,125.00
----------------------------------------------------------------------------------------------------
             08/23/00                        4,300                     11.1250            47,837.50
----------------------------------------------------------------------------------------------------
             08/28/00                        2,000                     11.1250            22,250.00
----------------------------------------------------------------------------------------------------
             08/30/00                        3,000                     11.0625            33,187.50
----------------------------------------------------------------------------------------------------
             09/05/00                       10,200                     11.0625           112,837.50
----------------------------------------------------------------------------------------------------
             09/06/00                        3,000                     11.0000            33,000.00
----------------------------------------------------------------------------------------------------
             09/08/00                        6,000                     11.1250            66,750.00
----------------------------------------------------------------------------------------------------
             09/14/00                        4,600                     11.5720            53,231.20
----------------------------------------------------------------------------------------------------
             09/19/00                        1,300                     11.6250            15,112.50
----------------------------------------------------------------------------------------------------
             09/20/00                        4,000                     12.0625            48,250.00
----------------------------------------------------------------------------------------------------
             09/22/00                        2,300                     12.0000            27,600.00
----------------------------------------------------------------------------------------------------
             09/25/00                        6,000                     11.9479            71,687.40
----------------------------------------------------------------------------------------------------
             09/26/00                        4,500                     11.8819            53.468.55
----------------------------------------------------------------------------------------------------
             09/28/00                        6,500                     11.7500            76,375.00
----------------------------------------------------------------------------------------------------
             10/02/00                        3,000                     11.7500            35,250.00
----------------------------------------------------------------------------------------------------
             10/04/00                        3,800                     11.6875            44,412.50
----------------------------------------------------------------------------------------------------
             10/16/00                        4,000                     11.5000            46,000.00
----------------------------------------------------------------------------------------------------
             10/19/00                        2,500                     11.3750            28,437.50
----------------------------------------------------------------------------------------------------
             10/27/00                        3,000                     11.6875            35,062.50
----------------------------------------------------------------------------------------------------
             10/31/00                       13,000                     12.2067           158,687.10
----------------------------------------------------------------------------------------------------
             11/03/00                        4,500                     12.1875            54,843.75
----------------------------------------------------------------------------------------------------
             11/07/00                       20,000                     12.0000           240,000.00
----------------------------------------------------------------------------------------------------
             11/10/00                        5,000                     12.4375            62,187.50
----------------------------------------------------------------------------------------------------
             11/13/00                        1,900                     12,0000            22,800.00
----------------------------------------------------------------------------------------------------
             11/14/00                        6,000                     12.3688            74,212.80
----------------------------------------------------------------------------------------------------
             11/15/00                       13,800                     12.5747           173,530.86
----------------------------------------------------------------------------------------------------
             11/16/00                        8,800                     12,8538           113,113.44
----------------------------------------------------------------------------------------------------
             11/16/00                        2,500                     13.2500            33,125.00
----------------------------------------------------------------------------------------------------
             12/13/00                        9,000                     13.6250           122,625.00
----------------------------------------------------------------------------------------------------
             04/11/01                          900                     14.0666            12,659.94
----------------------------------------------------------------------------------------------------
             04/26/01                          700                     14.1500             9,905.00
----------------------------------------------------------------------------------------------------
             04/27/01                        1,600                     14.3093            22,894.88
----------------------------------------------------------------------------------------------------
             04/30/01                        2,000                     14.2075            28,415.00
----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 685932105                SCHEDULE 14A                    Page 19 of 29
--------------------------------------------------------------------------------


Stilwell Associates, L.P.

----------------------------------------------------------------------------------------------------
            Date                Number of Shares           Price Per Share ($)        Total Cost ($)
----------------------------------------------------------------------------------------------------
             07/13/00                        3,000                     11.0000            33,000.00
----------------------------------------------------------------------------------------------------
             07/25/00                          800                     10.6250             8,500.00
----------------------------------------------------------------------------------------------------
             08/01/00                        1,000                     10.8125            10,812.50
----------------------------------------------------------------------------------------------------
             08/02/00                        1,000                     10.8125            10,812.50
----------------------------------------------------------------------------------------------------
             08/08/00                        1,200                     10.8750            13,050.00
----------------------------------------------------------------------------------------------------
             08/14/00                        1,000                     10.8125            10,812.50
----------------------------------------------------------------------------------------------------
             09/08/00                        1,000                     11.1250            11,125.00
----------------------------------------------------------------------------------------------------
             09/08/00                        2,000                     11.1250            22,250.00
----------------------------------------------------------------------------------------------------
             09/12/00                          300                     11.3750             3,412.50
----------------------------------------------------------------------------------------------------
             10/03/00                        1,500                     11.7500            17,625.00
----------------------------------------------------------------------------------------------------
             10/10/00                        2,000                     11.6875            23,375.00
----------------------------------------------------------------------------------------------------
             10/13/00                        3,500                     11.6250            40,687.50
----------------------------------------------------------------------------------------------------
             10/18/00                        2,000                     11,4375            22,875.00
----------------------------------------------------------------------------------------------------
             10/23/00                        1,000                     11.3125            11,312.50
----------------------------------------------------------------------------------------------------
             10/23/00                        2,500                     11.3750            28,437.50
----------------------------------------------------------------------------------------------------
             10/31/00                       10,000                     12.2319           122,319.00
----------------------------------------------------------------------------------------------------
             11/08/00                        6,300                     12.3125            77,568.75
----------------------------------------------------------------------------------------------------
             11/16/00                        9,900                     13.2500           131,175.00
----------------------------------------------------------------------------------------------------
             04/05/01                        1,000                     14.0650            14,065.00
----------------------------------------------------------------------------------------------------
             04/16/01                          600                     14.0750             8,445.00
----------------------------------------------------------------------------------------------------

Joseph Stilwell

----------------------------------------------------------------------------------------------------
              Date               Number of Shares           Price Per Share ($)        Total Cost ($)
----------------------------------------------------------------------------------------------------
             11/16/00                       20,000                     13.2500           265,000.00
----------------------------------------------------------------------------------------------------
             11/22/00                       25,000                     13.2500           331.250.00
----------------------------------------------------------------------------------------------------

The total number of shares of Common Stock held by the Group is 290,800, approximately 8.7% of the Company's total shares outstanding.

The amount of funds expended to date by Stilwell Value Partners II, L.P. to acquire the 194,200 shares of Common Stock it holds in its name is $2,312,124.92. Such funds were provided from its available capital and from time to time, by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. extended in the ordinary course of business to Stilwell Value Partners II.

--------------------------------------------------------------------------------
CUSIP No. 685932105                SCHEDULE 14A                    Page 20 of 29
--------------------------------------------------------------------------------


The amount of funds expended to date by Stilwell Associates, L.P. to acquire the 51,600 shares of Common Stock it holds in its name is $621,660.25. Such funds were provided from its available capital and from time to time, by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. extended in the ordinary course of business to Stilwell Associates.

The amount of funds expended to date by Joseph Stilwell to acquire the 45,000 shares of Common Stock he holds in his name is $596,250. Such funds were provided from his personal funds and from time to time, by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. extended in the ordinary course of business to Mr. Stilwell.

All purchases of Common Stock made by members of the Group using funds borrowed from subsidiaries of The Bear Stearns Companies, Inc., if any, were made in margin transactions on those firms' usual terms and conditions. As of May 30, 2001, the total amount of the Group's indebtedness under such borrowings was $1,256,777. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Neither Mr. Stilwell, Mr. Padrick nor Mr. Schneider is required to file a report under Section 16(a) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock.

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CUSIP No. 685932105                SCHEDULE 14A                    Page 21 of 29
--------------------------------------------------------------------------------




                                   APPENDIX C

                           Agreements with Mr. Padrick

                                NOMINEE AGREEMENT

                  This Nominee Agreement is made this 18th day of April, 2001 among Stilwell Value Partners II, L.P. and Stilwell Associates, L.P. (collectively referred to as "Stilwell Group"), having their offices at 26 Broadway, 23rd Floor, New York, New York 10014, and Kevin D. Padrick, residing at 15 Quelah, Sunriver, Oregon 97707 ("Nominee").

                  WHEREAS, the Stilwell Group is the beneficial owner of 284,000 shares of common stock of Oregon Trail Financial Corp. ("OTFC") and may solicit proxies in order to nominate as many directors as permitted under the law to OTFC's Board of Directors at the 2001 annual shareholders meeting, such nomination being in opposition to OTFC's management's slate of nominees;

                  WHEREAS, the bylaws of OTFC provide in pertinent part that, "To be eligible for nomination and election to the Board of Directors or for continued service on the Board of Directors, a nominee's or member's primary residence shall be located in a county in which Pioneer Bank, a Federal Savings Bank, occupies a branch office or other office, or in a county contiguous thereto. Should a director fail to satisfy the continuing service requirement, the director shall be deemed to have submitted his or her resignation which shall become effective upon adoption of a resolution acknowledging such ineligibility by the Board of Directors.";

                  WHEREAS Nominee's primary residence is located in a county in which the Savings Bank occupies a branch office or other office, or a county contiguous thereto ("Qualified County") and Nominee agrees to be nominated for and sit on the Board of Directors of OTFC if elected at the 2001 annual shareholder's meeting for a term to last three years;

                  NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

                  1. Nominee hereby agrees to have his name placed in nomination by the Stilwell Group to sit as a director of OTFC, and for that purpose, understands and agrees that the Stilwell Group may solicit proxies from shareholders to enable the Stilwell Group to nominate Nominee. Simultaneous with the execution of this Agreement, Nominee shall deliver his written consent to be named in a Stilwell Group proxy statement and to serve as a director of OTFC if elected, a copy of which is attached hereto as Exhibit A.

                  2. Nominee shall not move his primary residence from a Qualified County nor commit any act which would otherwise make him ineligible to sit as a director, but in case of a breach of this provision in no case shall Nominee be liable for damages beyond the loss of options granted hereunder. Nominee has executed and delivered to the Stilwell Group a Director Questionnaire and hereby certifies that the contents thereof are true.

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CUSIP No. 685932105                SCHEDULE 14A                    Page 22 of 29
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                  3. In consideration thereof, Stilwell Value Partners I, L.P.
hereby grants Nominee an option to purchase up to twenty thousand (20,000) shares of OTFC common stock on the terms set forth in the option annexed hereto as Exhibit B. The exercise price shall equal the closing price on the day this Agreement is executed.

                  4. The Stilwell Group shall reimburse all of Nominee's actual expenses incurred in connection with nomination process, including telephone, postage, and travel, however, it being understood that should Nominee be elected as a director, he shall request that OTFC reimburse his expenses for attending meetings.

                  5. The Stilwell Group hereby indemnifies and holds the Nominee harmless for all damages and expenses incurred in connection with agreeing to have his name placed in nomination and to have proxies solicited in order to elect him to the Board of Directors of OTFC. Nominee shall give the Stilwell Group notice of the occurrence of an event requiring indemnification no later than 20 days after nominee has knowledge of such an event. The Stilwell Group retains the sole right to select and retain counsel for Nominee. This indemnification shall not apply to any claims or damages arising out of Nominee being a member of the Board of Directors of OTFC.

                  6. Nominee understands that this Agreement may be publicly disclosed by the Stilwell Group.

                                /S
                                -----------------------------------------------
                                Joseph Stilwell on behalf of the Stilwell Group


                                /S/
                                -----------------------------------------------
                                Kevin D. Padrick

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CUSIP No. 685932105                SCHEDULE 14A                    Page 23 of 29
--------------------------------------------------------------------------------



                         EXHIBIT A TO NOMINEE AGREEMENT

                           CONSENT OF PROPOSED NOMINEE

         I, Kevin D. Padrick, hereby consent to be named in the proxy statement of Stilwell Associates, L.P. or Stilwell Value Group II, L.P. to be used in connection with its solicitation of proxies from the shareholders of Oregon Trail Financial Corporation for use in voting at the 2001 Annual Meeting of Shareholders of Oregon Trail Financial Corporation, and I hereby consent and agree to serve a director of Oregon Trail Financial Corporation if elected at such Annual Meeting.

                                            /S/
                                            ------------------------------------
                                            Kevin D. Padrick
Dated: April 18, 2001


                         EXHIBIT B TO NOMINEE AGREEMENT

                             STOCK OPTION AGREEMENT

         THIS STOCK OPTION AGREEMENT (the "Agreement") is made and entered into as of April 18, 2001, by and between Stilwell Value Partners II, L.P., a Delaware limited partnership with offices at 26 Broadway, 23rd floor, New York, New York 10004 ("SVP"), and Kevin D. Padrick, residing at 15 Quelah, Sunriver, Oregon 97707 (the "Optionee").

         WHEREAS, SVP owns approximately 189,000 shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Oregon Trail Financial Corporation, an Oregon corporation ("OTFC"); and

         WHEREAS, SVP and certain other parties, acting as a group (the "Stilwell Group"), have filed with the Securities and Exchange Commission a
Schedule 13D, and amendments thereto, reporting that it intends to solicit proxies for a person or persons nominated by SVP and its affiliates for election to the Board of Directors of OTFC (the "Board"); and

         WHEREAS, Optionee has consented to his nomination by the Stilwell Group to the Board and has concurrently with the execution of this Stock Option Agreement entered into a Nominee Agreement with the Stilwell Group (the "Nominee Agreement"); and

         WHEREAS, in consideration of the agreements of Optionee in the Nominee Agreement to stand for election to the Board and to serve if elected, SVP considers it desirable and in its best interests that the Optionee be granted the option to purchase up to an aggregate of Twenty Thousand (20,000) shares of the Common Stock owned by SVP (the "Option Shares"), upon the terms and conditions set forth in this Agreement.

         NOW, THEREFORE, for good and valuable consideration, the adequacy of which is hereby acknowledged, and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

--------------------------------------------------------------------------------
CUSIP No. 685932105                SCHEDULE 14A                    Page 24 of 29
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         1. Grant of Option. SVP hereby grants to the Optionee the right and option (the "Option") to purchase all or any part of the Option Shares on the terms and conditions set forth herein. The Option shall vest and become exercisable as set forth in Section 4.

         2. Purchase Price. The purchase price per share of the Option Shares covered by the Option shall be equal to $14.05 per Option Share (subject to adjustment as provided in Section 6 below) (the "Purchase Price").

         3. Certain Defined Terms. As used in this Option Agreement, the following terms shall have the following meanings:

                  (a) Closing Sale Price shall mean on any particular date the closing sale price per share of Common Stock on such date on the NASDAQ National Market, or if there is no such price on such date, then the closing sale price on the NASDAQ National Market on the date nearest preceding such date.

                  (b) Expiration Date shall mean the date which is eighteen months after the First Vesting Date, or such earlier date on which this Option may terminate in accordance with Section 4 or Section 6, or such other date as the parties mutually agree in writing.

                  (c) First Vesting Date shall mean the day after the 2001 Annual Meeting of OTFC's shareholders.

                  (d) Second Vesting Date shall mean the date on which the Optionee is seated on the Board.

                  (e) Threshold Event shall mean either of the following: (i) Optionee's name has been publicly disclosed by the Stilwell Group as a nominee or potential nominee for the Board or (ii) the Stilwell Group has sent to OTFC a notice in accordance with the advance notice provisions of the OTFC By-laws advising OTFC of the Stilwell Group's intention to place Optionee's name in nomination.

         4. Vesting and Exercisability of the Option. The Option shall vest and become exercisable as follows:

                  (a) the Option shall vest and become exercisable with respect to Ten Thousand (10,000) Option Shares (the "First Option") at the First Vesting Date, provided that prior to the First Vesting Date one or both of the Threshold Events shall have occurred, and thereafter shall be exercisable at any time or from time to time in whole or in part on or prior to the Expiration Date. If a Threshold Event does not occur prior to the First Vesting Date, then the First Option shall be terminated and shall not become exercisable.

                  (b) the Option shall vest and become exercisable with respect to the remaining Ten Thousand (10,000) Option Shares (the "Second Option") on the Second Vesting Date, and thereafter shall be exercisable at any time or from time to time in whole or in part prior to the Expiration Date.

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         Alternatively, the First Option and the Second Option shall vest if:
         (a) the Optionee is seated on the Board by invitation of OTFC, and (b) SVP consents in writing to Optionee being invited to sit on the Board.

         5. Method of Exercising Option.

                  (a) The Optionee may exercise the Option in whole or in part (to the extent that it is exercisable in accordance with its terms) by giving written notice to SVP, specifying therein the number of Option Shares which the Optionee then elects to purchase or with respect to which the Option is being exercised, accompanied by payment of the full Purchase Price for the Option Shares being purchased. The notice of exercise, accompanied by such payment, shall be delivered to SVP at its principal business office. The date on which the notice is given to SVP is hereinafter referred to as the "Date of Exercise." In no event may the Option granted hereunder be exercised for a fraction of an Option Share.

                  (b) The Optionee may pay the Purchase Price in one of the following manners:

                  (i) Cash Exercise. The Optionee shall deliver the Purchase Price to SVP in cash or by certified check or bank check or wire transfer of immediately available funds.

                  (ii) Cashless Exercise. The Optionee shall surrender this Option to SVP together with a notice of cashless exercise, in which event SVP shall issue to the Optionee the number of Option Shares determined as follows:

                  X = (Y* (A-B))/A

                  where:

                  X = the number of Option Shares to be issued to the Optionee;

                  Y = the number of Option Shares with respect to which this Option is being exercised;

                  A = the average of the Closing Sale Prices of the Common Stock for the five (5) trading days immediately prior to (but not including) the Date of Exercise.

                  B = the Purchase Price (as adjusted to the date of such calculation).

                  (c) As soon as practicable after receipt by SVP of a notice of exercise and of payment in full of the Purchase Price of all the Option Shares with respect to which the Option has been exercised, SVP shall transfer the Option Shares being purchased to the Optionee.

         6. Termination of Option. Except as otherwise stated herein, the Option, to the extent not theretofore exercised, shall terminate on the Expiration Date or, if earlier, upon the first of the occurrence of any of the following events, unless SVP otherwise elects in writing:

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CUSIP No. 685932105                SCHEDULE 14A                    Page 26 of 29
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        (a) In the event of Optionee's withdrawal from the election for the
Board;

                  (b) In the event of Optionee becoming ineligible to be elected to the Board for any reason, including, but not limited to, his moving his residence out of a Qualified County, as that term is defined in the Nominee Agreement; or

                  (c) In the event of Optionee's resignation from the Board or removal from the Board.

         7. Adjustments. If prior to the exercise of any portion of the Option OTFC shall have effected one or more stock splits, reverse stock splits, stock dividends, stock combinations, reclassifications, recapitalizations or similar events, the number of Option Shares subject to this Option and the Purchase Price shall be equitably adjusted as determined by SVP in good faith. SVP shall give notice of each adjustment or readjustment of the Purchase Price or the number of Option Shares to the Optionee.

         8. Restrictions. The holder of this Option, by acceptance hereof, represents, warrants and covenants that this Option and the right to purchase the Option Shares is personal to the holder and shall not be transferred to any other person, other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Optionee may, at any time and from time to time, transfer all or any part of his rights under this Option and the right to purchase the Option Shares in accordance with the terms of this Option Agreement to his spouse or children, or to a trust created by the Optionee for the benefit of the Optionee or his immediate family or to a corporation or other entity controlled by the Optionee and in which the Optionee or members of his immediate family beneficially own all of the economic interests.

         9. No Rights as Optionee. Nothing contained herein shall be construed to confer upon the Optionee any right to be nominated by the Stilwell Group to the Board or, if elected, to continue to serve on the Board.

         10. Withholding. In the event that the Optionee elects to exercise this Option or any part thereof, and if SVP shall be required to withhold any amounts by reason of any federal, state or local tax laws, rules or regulations in respect of the issuance of Option Shares to the Optionee pursuant to the Option, SVP shall be entitled to deduct and withhold such amounts from any payments to be made to the Optionee. In any event, the Optionee shall make available to SVP promptly when requested by SVP sufficient funds to meet the requirements of such withholding; and SVP shall be entitled to take and authorize such steps as it may deem advisable in order to have such funds available to SVP out of any funds or property due or to become due to the Optionee. Notwithstanding the foregoing, the Optionee may request SVP not to withhold any or all of the amounts otherwise required to be withheld; provided that the Optionee provides SVP with sufficient documentation as may be required by federal, state or local tax laws, rules or regulations supporting his request that such amount is not required to be withheld, in which case SVP may, in its reasonable discretion, reduce such withholding amounts to the extent permitted by applicable laws, rules and regulations.

         11. Validity and Construction. This Option shall be governed by and construed and enforced in accordance with the laws of the State of New York.

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CUSIP No. 685932105                SCHEDULE 14A                    Page 27 of 29
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         12. Amendment: This Agreement may be amended only in a writing signed on behalf of SVP and the Optionee.

         13. Notices. Any notice which either party hereto may be required or permitted to give to the other shall be in writing, and may be delivered personally or by mail, postage prepaid, or overnight courier, addressed as follows: if to SVP, at its office address set forth at the beginning of this Agreement, Attention: Mr. Joseph Stilwell, or at such other address as SVP by notice to the Optionee may designate in writing from time to time; and if to the Optionee, at his address set forth at the beginning of this Agreement, or at such other address as the Optionee by notice to SVP may designate in writing from time to time. Notices shall be effective upon receipt.

         14. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and to the extent not prohibited herein, their respective heirs, successor, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives any rights, remedies, obligations or liabilities.

         15. Reservation and Ownership of Option Shares. At all times during the period the Option is exercisable SVP shall own and make available for transfer on exercise of the Option a number of shares of Common Stock necessary to satisfy its obligations under the terms of this Option Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Stock Option Agreement as of the date set forth above.

                                  STILWELL VALUE PARTNERS I, L.P.

                                  By: Stilwell Value LLC

                                  By: /S/                                  /
                                      ---------------------------------------
                                        Joseph Stilwell
                                        Managing Member

ACCEPTED:

/S/                                /
------------------------------------
Kevin D. Padrick

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CUSIP No. 685932105                SCHEDULE 14A                    Page 28 of 29
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                                                              Preliminary Copy

                                    P R O X Y

       THIS PROXY IS SOLICITED BY THE STILWELL GROUP IN OPPOSITION TO THE
               BOARD OF DIRECTORS OF OREGON TRAIL FINANCIAL CORP.

                          OREGON TRAIL FINANCIAL CORP.
                       2001 ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints Joseph Stilwell and Spencer L. Schneider, or either of them, as proxies with full power of substitution, to vote in the name of and as proxies for the undersigned at the Annual Meeting of Oregon Trail Financial Corp. (the "Company"), to be held on August __, 2001, at ___ _m. (local time), and at any adjournment(s) or postponement(s) thereof, according to the number of votes that the undersigned would be entitled to cast if personally present on the following matters:

1. ELECTION OF DIRECTORS - To elect KEVIN D. PADRICK as a director of the
Company

             -- FOR                 -- WITHHOLD

To withhold authority to vote for the election of Kevin D. Padrick, place an X next to Withhold or strike out Mr. Padrick's name above.

The Stilwell Group intends to use this Proxy to vote for one person nominated by the Company other than the Company nominee listed below. To withhold authority to vote for the other Company nominee, write the name of the nominee below. Refer to the Proxy Statement and Proxy distributed by the Company for the names and other information concerning such nominees.
There is no assurance that any of the Company's nominees will serve as directors if the Stilwell Group's nominees are elected to the Board of Directors. The Stilwell Group is NOT seeking authority to vote for and will NOT exercise any such authority for Mr. John A. Lienkaemper.

Write in below the name of the Company nominee for which authority to vote is withheld.

         -------------------------


2. APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT ACCOUNTANTS FOR THE FISCAL YEAR ENDING MARCH 31, 2002:

                  For ___ Against ___ Abstain __

 IMPORTANT:  PLEASE SIGN AND DATE ON THE REVERSE SIDE.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Shareholder. Unless otherwise specified, this proxy will be voted "FOR" the election of the Group Nominee as Director and "FOR" the appointment of Deloitte & Touche LLP the independent accountants. This proxy revokes all prior proxies given by the undersigned.

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In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the proxy statement provided herewith. The proxies may exercise discretionary authority only as to matters unknown to the Group a reasonable time before their proxy solicitation.

Please sign exactly as your name appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

                           Dated:
                                 -----------------------------------

                           -----------------------------------------
                                         (Signature)
                           -----------------------------------------
                                  (Signature, if jointly held)

                           Title:
                                 -----------------------------------


 PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.